Gina Hagedorn
phone: (503) 727-2059
email: GHagedorn@perkinscoie.com

August 7, 2008

VIA EDGAR

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attn: Mark P. Shuman

Re:
DMRC Corporation
Registration Statement on Form 10
Filed June 23, 2008
File No. 001-34108

Dear Mr. Shuman:

        On behalf of our client, DMRC Corporation ("DMRC"), we received the Staff's comment letter dated July 24, 2008 concerning the above referenced Form 10-12B/A. The comment letter asks us to provide our written responses by August 7, 2008 or to tell the Staff when we will provide our responses. Through a telephone call to Ms. Jan Woo, we requested an extension of time in order to devote the appropriate amount of time and resources to consider the Staff's comments and to complete our responses. We expect to provide our responses to the comment letter by August 12, 2008.

        If you have any questions, please contact John Thomas at (503) 727-2144 or the undersigned at (503) 727-2059.

Sincerely,

/s/ Gina Hagedorn

Gina Hagedorn

cc:
Jan Woo
John R. Thomas (Perkins Coie LLP)